UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

58.com Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104†
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]         Rule 13d-1(b)
[     ]         Rule 13d-1(c)
[ X ]         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 31680Q104	13G	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WP X Asia Online Investment Holdings Limited (“WP X Asia”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* CO

______________________

† This CUSIP number applies to the Issuer’s American Depositary Shares (“ADS”)
* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus Private Equity X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* PN

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus X Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* PN

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* PN

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus X GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* PN

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WPP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* OO

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* PN

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* OO

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* PN

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,521,196*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%*
12	TYPE OF REPORTING PERSON* OO

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.4%.

CUSIP No. 31680Q104	13G	Page 12 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 57,492‡
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 57,492‡
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,578,688
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%*
12	TYPE OF REPORTING PERSON* IN

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.5%.
‡ Such amount consists of 28,746 ADSs held directly or indirectly by Mr. Kaye, each of which represents two (2) Class A Ordinary Shares of the Issuer.

CUSIP No. 31680Q104	13G	Page 13 of 19 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 66,616‡
	6	SHARED VOTING POWER 9,521,196*
	7	SOLE DISPOSITIVE POWER 66,616‡
	8	SHARED DISPOSITIVE POWER 9,521,196*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,587,812
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%*
12	TYPE OF REPORTING PERSON* IN

____________________

* Such amount consists of 68,028 ADSs and 9,385,140 Class B Ordinary Shares held directly by WP X Asia. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. If converted into Class A Ordinary Shares, the Class B Ordinary Shares held by WP X Asia would be convertible into 4,692,570 ADS of the Issuer. Each ADS represents two (2) Class A Ordinary Shares of the Issuer. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 11 is calculated based upon 98,301,844 Class A Ordinary Shares outstanding as reported in the press release filed by the Issuer on Form 6-K with the Securities and Exchange Commission on November 12, 2014, plus the number of Class B Ordinary Shares held by WP X Asia, which are treated as converted into Class A Ordinary Shares only for the purpose of computing the percentage ownership of the Reporting Person. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 5.5%.
‡ Such amount consists of 33,308 ADSs held directly by Mr. Landy, each of which represents two (2) Class A Ordinary Shares of the Issuer.

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G (the “Initial Schedule 13G”) filed by (i) WP X Asia Online Investment Holdings Limited, a British Virgin Islands company; (ii) Warburg Pincus Private Equity X, L.P., a Delaware limited partnership; (iii) Warburg Pincus X Partners, L.P., a Delaware limited partnership; (iv) Warburg Pincus X, L.P., a Delaware limited partnership; (v) Warburg Pincus X LLC, a Delaware limited liability company; (vi) Warburg Pincus Partners LLC, a New York limited liability company; (vii) Warburg Pincus & Co., a New York general partnership; (viii) Warburg Pincus LLC, a New York limited liability company; and (ix) Messrs. Charles R. Kaye and Joseph P. Landy  with the Securities and Exchange Commission with respect to the Class A Ordinary Shares, par value US$0.00001 per share (“Ordinary Shares”), of 58.com Inc. (the “Company”) on February 14, 2014.

Item 1(a)	Name of Issuer:

The name of the Issuer is 58.com Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at Block E, The North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101,
People's Republic of China.

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed by (i) WP X Asia Online Investment Holdings Limited, a British Virgin Islands company (“WP X Asia”), a wholly owned subsidiary of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), and Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and together with WP X, the “WP X Funds”); (ii) WP X; (iii) WPP X; (iv) Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the WP X Funds (“WP X LP”); (v) Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”) and the sole general partner of WP X LP; (vi) WPP GP LLC, a Delaware limited liability company (“WPP GP”), and the sole general partner of WP X GP; (vii) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), and the managing member of WPP GP; (viii) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), and the sole general partner of WP Partners; (ix) Warburg Pincus & Co., a New York general partnership (“WP”), and the managing member of WP Partners GP; (x) Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the WP X Funds; and (xi) Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-Chief Executive Officer of WP LLC.  Each of WP X Asia, WP X, WPP X, WP X LP, WP X GP, WPP GP, WP Partners, WP Partners GP, WP, WP LLC and Messrs. Kaye and Landy, collectively being referred to herein as the “Warburg Pincus Reporting Persons”).

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of any Ordinary Shares or ADS for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose.

Item 2(b)	Address of Principal Business Office:

The address of the principal business office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 2(c)	Citizenship:

WP X Asia is a British Virgin Islands company, WP X is a Delaware limited partnership, WPP X is a Delaware limited partnership, WP X LP is a Delaware limited partnership, WP X GP is a Delaware limited partnership, WPP GP is a Delaware limited liability company, WP Partners is a Delaware limited partnership, WP Partners GP is a Delaware limited liability company, WP is a New York general partnership and WP LLC is a New York limited liability company.  Mr. Kaye and Mr. Landy are each United States citizens.

Item 2(d)	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share (“Ordinary Shares”).

Item 2(e)	CUSIP Number:

31680Q104

Item 3	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each of the Warburg Pincus Reporting Persons and in the footnote of the cover page hereto and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Class A Ordinary Shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The joint filing agreement among the Warburg Pincus Reporting Persons is attached hereto as Exhibit 99.1. Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2015

WP X ASIA ONLINE INVESTMENT HOLDINGS LIMITED

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Director

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Robert B. Knauss, Attorney-in-fact*

__________________________

*
The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. and is hereby incorporated by reference.

EXHIBIT INDEX
-------------

Exhibit 99.1: Joint Filing Agreement, dated February 3, 2015, by and among the Warburg Pincus Reporting Persons.